Exhibit 99.1

News Release

2018-36

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.VanBeber@intelsat.com

+1 703-559-7406 (0)

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Intelsat Launches Cash Tender Offer For Any and All of Intelsat Jackson Holdings S.A.’s Outstanding 7 1/4% Senior Notes due 2020

Luxembourg, 10 September 2018

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, announced today that its indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has commenced a cash tender offer (the “Offer”) to purchase any and all of its outstanding 7 1⁄4% Senior Notes due 2020 (the “Notes”). The pricing terms for the Offer are set forth below.

	CUSIP/ISIN Number	Principal Amount Outstanding	Consideration(1)
7 1⁄4% Senior Notes due 2020	CUSIP No. 45824T AC9; ISIN: US45824TAC99	$1,751,119,000	$1,036.25

(1)	Per $1,000 principal amount of Notes.

The “Consideration” is equal to the Redemption Price payable on the Redemption Date (each as defined below). It reflects the par amount of the Notes plus interest which accrues or would accrue but for consummation of the Offer to but excluding October 15, 2018, notwithstanding that the Settlement Date (as defined below) may occur prior to October 15, 2018. No additional amounts in respect of accrued interest will be paid in connection with the Offer. The full amount of the Consideration will be payable on the Settlement Date, notwithstanding that the Settlement Date may occur prior to October 15, 2018.

The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on September 14, 2018, unless extended or earlier terminated by Intelsat Jackson (the “Expiration Time”).

Any Notes tendered at or prior to the earlier of (i) the Expiration Time and (ii) if the Offer is extended, 5:00 p.m., New York City time, on the 10th business day after the commencement of the Offer (such time and date, as the same may be extended, the “Withdrawal Time”) may be validly withdrawn at any time at or prior to the Withdrawal Time, but not thereafter (except in certain limited circumstances where additional withdrawal rights are required by law); provided, that Notes may also be validly withdrawn in the event the Offer has not been consummated on or prior to the earlier of (i) the date that is 60 business days after commencement of the Offer and (ii) October 15, 2018.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg www.intelsat.com T +352 2784-1600

R.C.S. Luxembourg B 162135

Payment for any Notes that are validly tendered and not validly withdrawn and accepted for purchase (including Notes delivered under the guaranteed delivery procedures) will be made promptly following the Expiration Date (such date, the “Settlement Date”). We expect the payment to occur on September 19, 2018, the third business day following the Expiration Time.

The consummation of the Offer is conditioned on, among other things, (i) Intelsat Jackson having completed an offering of senior unsecured notes (the “New Notes”, and the offer thereof, the “New Notes Offering”) in an aggregate principal amount of at least $2,000,000,000, and (ii) the satisfaction of certain other customary conditions. Intelsat Jackson reserves the right to waive any and all conditions of the Offer, in whole or in part, subject to applicable law. Intelsat Jackson intends to use the proceeds of the New Notes Offering to fund the Offer and the Redemption (as defined below), with remaining proceeds to be used for general corporate purposes, including without limitation, the redemption, repayment, and/or repurchase (by way of open-market purchases, tender offers or otherwise) of other indebtedness of Intelsat Jackson (together with the Offer and the Redemption, the “Refinancings”), and to pay fees and expenses related to the issuance and sale of the Notes and the Refinancings. On September 5, 2018, Intelsat issued a press release announcing that Intelsat Jackson had priced a private offering of $2.25 billion aggregate principal amount of 8.500% senior notes due 2024, the consummation of which is expected to occur on September 19, 2018, subject to certain conditions.

In connection with the Offer and the New Notes Offering, pursuant to a conditional notice of redemption, Intelsat Jackson also called for redemption all of the Notes (the “Redemption”), subject to certain conditions, including the consummation of the New Notes Offering, with a redemption date of October 15, 2018 (the “Redemption Date”). The redemption price for the Notes as of the Redemption Date will be $1,036.25 (the “Redemption Price”), which amount equals a call price of 100.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Intelsat Jackson has retained Global Bondholder Services Corporation (“GBS”) to act as the Depositary and Information Agent for the Offer. Questions and requests for additional documents may be directed to GBS at (866) 794-2200 (toll free), (212) 430-3774, or (212) 430-3775 (facsimile).

The Offer is being made only pursuant to an Offer to Purchase and a Notice of Guaranteed Delivery, each dated today, which contain detailed information concerning the terms of the Offer. Holders of Notes are urged to read these documents carefully before making any decision with respect to the Offer. Holders of Notes must make their own decisions as to whether to tender any or all of their Notes. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are available at the following web address: http://gbsc-usa.com/Intelsat/.

Neither the Offer to Purchase, the Notice of Guaranteed Delivery, nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, the Notice of Guaranteed Delivery, or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

None of Intelsat and its subsidiaries, nor the depositary and information agent for the Offer is making any recommendation as to whether or not holders should tender their Notes in connection with the Offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of Intelsat, nor shall there be any offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Offer.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.